AMARILLO MESQUITE GRILL®

INC

2002 Annual Report and Form 10K

Unfortunately many of the concerns we noted last year became a reality in calendar 2001. This resulted in an operating loss for the company of $372,314 and a write off provision for closed or impaired restaurants of $1,709,254 for the fiscal year ended 01/27/2002.

Many factors contributed to our poor results for the year. Most notable were high beef and pork prices that negatively impacted our margins for most of the year and, increased competition and the tragic events of September 11 which combined to diminish our top line sales. Decreased sales coupled with increased costs, usually ends in disappointing results. That was certainly the case in our last fiscal year.

During the year, we incurred the expense associated with relocating our West Wichita restaurant and the closing of two underperforming restaurants. We have sublet both closed locations thus minimizing the financial impact to the company. Additionally, we decided to write down the assets of two other locations even though these restaurants may remain open and operating. Both these restaurants had positive cash flow for the year.

On the positive side, we did experience much more favorable commodity prices in the fourth quarter resulting in lower cost of sales for that period. Additionally, consumer spending for restaurant dining occasions is almost back to pre-September 11th levels. This wasn't enough to salvage the year but it does give us optimism for better results in the future.

Looking ahead, our plans are to concentrate on improving the operating margins and sales at our existing locations. Having eliminated most of our unprofitable locations, the remaining restaurants provide a solid base for profitability. We will not be adding any new restaurants until we can improve our balance sheet and show positive earnings on a consistent basis. Once we have achieved those goals, we will consider developing additional restaurants as cash flow allows.

Sincerely,

Chris F. Hotze
President

Mesquite Grilling

From the dawn of recorded history, mankind has savored the unique flavor of meat cooked on a wood fire. And while many trends in the food business have proven to be as fleeting as smoke itself, our hunger for the delectably seasoned, perfectly cooked steak has endured.

Every Amarillo Grill offers a casual dining environment in which patrons enjoy a distinct menu of prime rib, steaks, chicken and seafood, all uniquely grilled over an open flame of mesquite wood. Amarillo Mesquite Grills use only the genuine article - real mesquite logs brought all the way from Texas to deliver the unmistakable taste of the Southwest. No substitutes are accepted, no smoke flavor after the fact, no charcoal and no gas flames. When mesquite wood burns with that slow, moist heat, it gives beef, seafood and poultry a deep, sweet smoky flavor. It's a flavor that just can't be had any other way.

A Little History

Amarillo Mesquite Grill was founded as Amarillo Grill in 1982. Yes, the name came from the Texas town of Amarillo. Alan Bundy, the founder of Amarillo Grill, went to Texas to learn about mesquite grilling, a process he would use in his first restaurant in Wichita, Kansas. After fretting for weeks about a name, Alan was driving through Oklahoma City and noticed a highway sign pointing to Amarillo, Texas. The Amarillo name seemed to fit and hence the name was born.

By June of 1996, Alan had opened and operated four Amarillo Grills which were acquired by Maverick Restaurant Corporation, owner and operator of two restaurant concepts in the Midwest. Maverick management was so impressed with the operation and growth potential of Amarillo Grill, they began an expensive and time-consuming reorganization that would change the direction of the Company. The objective being to own only one restaurant concept, that being Amarillo Grill, and to develop a base for future growth.

Over the past four and one-half years, the Company has been "investment spending" in anticipation of growth.

- Management has focused on the refinement of the Amarillo concept in terms of menu, restaurant layout, marketing and strategy.
- The management training program has been formalized and the Company has been recruiting experienced management personnel for future units.
- Management has been developing programs to retain experienced managers.
- Consistent operating standards have been refined within the units.
- Continued growth has and will continue to allow the Company to take advantage of the "economies of scale" that increased size allows.

An Eye On The Horizon

The Company is entering the fiscal year with twelve Amarillo Mesquite Grills open. Management is continuing to set the groundwork and build a foundation that will allow the Company to become profitable. Once this work is complete, management will begin planning for the next phase of growth for Amarillo Mesquite Grill.

Locations

Following are the Company's restaurant locations as of April 15, 2002.

Wichita, Kansas (3)	Salina, Kansas	Manhattan, Kansas
Hutchinson, Kansas	Topeka, Kansas	Bartlesville, Oklahoma
Enid, Oklahoma	Muskogee, Oklahoma	Ponca City, Oklahoma
Rogers, Arkansas		

FORM 10-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year Ended January 27, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-12145

AMARILLO MESQUITE GRILL, INC.
(formerly Maverick Restaurant Corporation)
(Exact name of Registrant as specified in its charter)

Kansas	48-0936946
(State of Incorporation)	(IRS Employer Identification No.)

302 North Rock Road, Suite 200
Wichita, Kansas 67206
(Principal executive offices, including zip code)

Registrant's telephone number including area code: (316) 685-7286
Securities Registered Pursuant to Section 12(b) of the Act: None
Securities Registered Pursuant to Section 12(g) of the Act:
Common Stock $0.01 Par Value

Indicate by check mark whether the Registrant (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months (or such shorter period that the Registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past ninety (90) days.

Yes X No ___

Insert by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

As of April 1, 2002, 8,241,137 common shares (not including 60,000 shares held as treasury stock) were outstanding, and the aggregate market value of the common shares (based upon the closing price of these shares ($.25) as of such date on the OTC Bulletin Board) of **Amarillo Mesquite Grill, Inc.** held by non-affiliates was approximately $864,090 (For purposes of this valuation "affiliates" are the officers, directors and 5% shareholders of the Company.)

DOCUMENTS INCORPORATED BY REFERENCE:

Proxy Statement for the fiscal year ended January 27, 2002
(Items 10, 11, 12 and 13 of PART III)

THIS PAGE INTENTIONALLY LEFT BLANK

AMARILLO MESQUITE GRILL, INC.

Annual Report on Form 10-K
For the Fiscal Year Ended January 27, 2002

THIS PAGE INTENTIONALLY LEFT BLANK

PART I

Item 1. BUSINESS

A) General Development of Business.

Amarillo Mesquite Grill, Inc., formerly Maverick Restaurant Corporation (the "Company"),was incorporated under the laws of the State of Kansas on May 5, 1982. From the date of its incorporation until 1993, the Company operated Grandy's restaurants. Grandy's restaurants featured "home-cooked" type meals, such as southern-fried chicken, country-fried steak and mashed potatoes and gravy, in a fast food setting.

In 1993, the Company began the process of selling its existing Grandy's restaurants or converting the buildings which these restaurants were located in, to Cotton Patch Café restaurants. Cotton Patch Café featured a southern home-style menu and offered full table service in a relaxed, family oriented environment.

On June 17, 1996, the Company acquired the assets of the Amarillo Mesquite Grill restaurant chain from Homestead West, Inc. and Amagril, Inc. for 1,000,000 shares of the Company's restricted common stock and cash in the amount of $1,500,000. The Amarillo Mesquite Grill restaurant chain consisted of four restaurants at the date of purchase: two located in Wichita, Kansas, one located in Hutchinson, Kansas and one located in Overland Park, Kansas. Since the date of this acquisition, the Company has converted its Cotton Patch Café restaurants to Amarillo Mesquite Grill restaurants.

The Company had in operation thirteen Amarillo Mesquite Grill restaurants in Kansas, Oklahoma, Missouri and Arkansas at the end of fiscal 2002. Amarillo Mesquite Grill restaurants offer a casual dining environment serving prime rib, steaks, chicken and seafood grilled over mesquite wood. The Company intends to focus its business activities on the development of additional Amarillo Mesquite Grill restaurants.

During fiscal 2002, the Company closed its restaurants in Wichita Falls, Texas and McAlester, Oklahoma. The Company has entered into subleases on these restaurant facilities. The Company relocated one of its Wichita, Kansas locations to a higher traffic area within 3 miles of its former location. On March 3, 2002, the Company closed its Springfield, Missouri restaurant and entered into a sublease with a third party to sublease the restaurant facilities.

B) Financial Information About Industry Segments.

Not Applicable

C) Narrative Description of Business.

i) Principal Products and Services.

Amarillo Mesquite Grill. Amarillo Mesquite Grill restaurants are open for lunch and dinner. Amarillo Mesquite Grill is a moderately priced casual dining restaurant that specializes in aged prime rib and steaks, along with barbecued ribs, chicken and seafood, all uniquely grilled over an open flame of mesquite wood. Appetizers and desserts, as well as a children's menu with lower-priced selections, are also available.

The Amarillo Mesquite Grill concept, founded in 1982, is designed to appeal to a broad spectrum of casual dining customers who are seeking a consistent and high-quality dining experience attentively served in a distinctive, relaxed atmosphere for a moderate price. Amarillo Mesquite Grill provides a casual and comfortable environment and well-trained, enthusiastic service to its customers.

The Company believes that the Amarillo Mesquite Grill restaurant concept and menu are designed to attract loyal clientele who return with a high degree of frequency at both lunch and dinner. The decor of the Company's restaurants features a variety of western and country artifacts, giving it a relaxed friendly feel. Amarillo Mesquite Grill is further distinguished by requiring from its meat purveyors high-quality, USDA choice or better graded steaks, many of which are hand-cut fresh daily on site. High-quality ingredients are used for all menu items. All meals are served in generous portions by a well-trained friendly staff.

The Amarillo Mesquite Grill restaurant is a free-standing building. The Company owns the furniture, fixtures and equipment used in its restaurants. Each restaurant serves alcoholic beverages and features a bar area located adjacent to the dining room primarily to accommodate customers waiting for tables.

The average cost of a meal at the Company's Amarillo Mesquite Grill restaurant is approximately $7.50 for lunch and $13.00 for dinner. Alcoholic beverage service accounts for approximately 8% of the

Company's net sales at each restaurant. The Company's restaurants are open seven days a week.

The following table sets forth the location and opening or acquisition date of the Company's Amarillo Mesquite Grill restaurants in operation at the end of the 2002 fiscal year:

LOCATION	DATE OPENED OR PURCHASED
Wichita, Kansas #1	June 17, 1996
Wichita, Kansas #2	June 17, 1996
Hutchinson, Kansas	June 17, 1996
Ponca City, Oklahoma	December 9, 1996
Rogers, Arkansas	February 17, 1997
Salina, Kansas	April 21, 1997
*Springfield, Missouri	June 23, 1997
Enid, Oklahoma	August 1, 1997
Muskogee, Oklahoma	November 12, 1997
Wichita, Kansas #3	January 14, 1998
Manhattan, Kansas	February 2, 1998
Bartlesville, Oklahoma	July 27, 1998
Topeka, Kansas	December 3, 1999

* Closed on March 3, 2002

The Company seeks to locate its restaurants in smaller cities and suburban areas where they fill a significant market niche. Amarillo Mesquite Grill restaurants are distinguished from other family-oriented steakhouses in these smaller markets (many of which are cafeteria-style) by their full table service and attentive wait staff, full bar service, entertaining atmosphere, distinctive decor and consistently high-quality food. The Company distinguishes its restaurants from other full-service restaurants through their family orientation which is accomplished by offering lower priced food (such as hamburgers and sandwiches) at dinner, placing less emphasis on alcohol sales as compared to most competitors and offering features designed to appeal to children.

ii) <u>Developing Products and Industry Segments</u>.

Not Applicable

iii) Sources and Availability of Raw Materials.

The Company's food costs are closely tied to market conditions. The Company attempts to maintain its cost of sales percentages by refining cost controls, directing marketing activities to re-emphasize low-cost menu items, and selectively increasing menu prices. The Company monitors the cost of ingredients and attempts to adjust prices wherever possible to maintain desired margins.

iv) Trademarks.

The Company acquired two service marks registered with the United States Patent and Trademark Office for the words "Amarillo Grill." Both of these registrations expire in January 2005, however, they are subject to renewal. The Company has also obtained from the United States Patent and Trademark Office a registration for the words "Amarillo Mesquite Grill" which expires in May 2009. The Company considers all of these service marks to contribute significantly to its operations.

v) Seasonality.

The Company experiences increased sales during holiday periods in its restaurants during the months of November and December. The third quarter consisting of the months of August, September and October experience the lowest amount of sales.

vi) Practices Relating to Working Capital.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

vii) Dependence upon a Single Customer.

Not Applicable

viii) Backlog Orders.

Not Applicable

ix) Business Subject to Renegotiation at Election of Government.

Not Applicable

x) Competition.

The Company competes with mid-priced, full service restaurants primarily on the basis of quality of food and service, ambiance, location and price-value relationship. The Company also competes with a number of other restaurants within its markets, including both locally owned restaurants and regional or national chains. The Company believes that its mesquite grill concept, attractive price-value relationship and quality of food and service enable it to differentiate itself from its competitors. While the Company believes that its mesquite grill restaurants are distinctive in design and operating concept, it is aware of restaurants that operate with similar concepts. Many of the Company's competitors are well-established in the mid-priced dining segment and have substantially greater financial, marketing and other resources than the Company. The Company believes that its ability to compete effectively will continue to depend upon its ability to offer high quality, moderately priced food in a full service, distinctive dining environment.

xi) Research and Development.

Not Applicable

xii) Compliance with Environmental Regulation.

Not Applicable

xiii) Employees.

As of April 1, 2002, the Company employed approximately 500 persons, including 5 administrative, 57 managerial, 80 full-time and 347 part-time restaurant employees.

D) Financial Information About Foreign and Domestic Operations and Export Sales.

Not Applicable

Item 2. PROPERTIES

The Company's principal executive office is located at 302 North Rock Road, Suite 200, Wichita, Kansas 67206. This office space is leased from an unrelated third party.

The land and buildings for the Company's twelve of the thirteen restaurants are leased pursuant to long-term leases with unrelated third parties. The initial lease terms are for a period of ten to twenty years with provisions for two additional five year extensions. The building for the Springfield restaurant, which was closed subsequent to year end, is owned but subject to a 15 year land lease with four five year renewal options. Upon closure of the restaurant, this building was leased to a new tenant who assumed the land lease obligation. The Company pays minimum annual rentals for the land and building of each restaurant in amounts ranging from approximately $33,000 to $129,187. In some cases, the rental rates escalate in accordance with sales volume in excess of specified amounts. Each lease obligates the Company to pay the real estate taxes and utilities applicable to the particular location, to maintain casualty and liability insurance, and to keep the property in general repair. The Company also owns two buildings that are being leased to third parties.

The Company's restaurants encompass approximately 4,000 to 6,000 square feet. These restaurants seat approximately 140 to 280 persons and have on-site parking for an average of 70 cars. Typical capital costs for a restaurant facility are approximately $400,000 for land, $600,000 for the building and $300,000 for equipment and furnishings. The Company has historically leased the land and buildings used pursuant to long-term lease arrangements.

Item 3. LEGAL PROCEEDINGS

On September 18, 2000, Casey M. Bachrodt and Kelly J. Bachrodt filed a petition in the District Court, Sedgwick County, Kansas naming the Company as defendant. The petition alleges that the Company interfered with a contract and interfered with a prospective business advantage when it purchased the Amarillo Grill Restaurants from Alan Bundy in June 1996. The plaintiffs are seeking damages in the amount of $9,000,000. The proceedings are in the discovery process, however, the Company believes it will be successful in its defense of this lawsuit.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this Report.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

A) Market Information.

Stock quotations for the Company's stock are currently available on the OTC Bulletin Board under the symbol "MESQ". The following tabulation sets forth the high and low closing bid quotations for the calendar quarters shown as reported by the OTC Bulletin Board. The prices quoted represent prices between dealers in securities without adjustment for mark-ups, mark-downs, or commissions and do not necessarily reflect actual transactions.

	Bid Price	
Quarter Ended	High	Low
April 30, 2000	$ .75	$ .531
July 30, 2000	1.625	.625
October 29, 2000	.938	.5625
January 28, 2001	.75	.156

	Bid Price	
Quarter Ended	High	Low
April 28, 2001	$ 1.01	$ .375
July 29, 2001	.85	.21
October 28, 2001	.42	.25
January 27, 2002	.31	.17

B) Holders of Company's Common Stock.

The number of holders of record of the Company's common stock as of January 27, 2002, was approximately 420, as determined by an examination of the Company's transfer book. However, because a number of shares of stock are held in "street name," the actual number could not be determined more precisely.

C) Dividends.

The Company has not paid dividends to its stockholders since its inception. For the foreseeable future, it is anticipated that any earnings which may be generated from operations of the Company will be used to finance the growth of the Company, and that dividends will not be paid to stockholders.

Item 6.

SELECTED FINANCIAL DATA

Years Ended	January 27, 2002	January 28, 2001	January 30, 2000	January 31, 1999	January 25, 1998
Operating Data:					
Net sales	$ 18,696,306	$ 20,808,604	$ 18,355,305	$ 20,509,882	$ 16,022,471
Net loss	$ (2,911,895)	$ (639,526)	$ (369,097)	$ (490,039)	$(1,270,293)
Net loss per share	$ (.35)	$ (.08)	$ (.05)	$ (.06)	$ (.18)
Balance Sheet Data:					
Current assets	$ 609,242	$ 700,672	$ 768,758	$ 516,789	$ 965,335
Property and equipment	4,495,216	6,746,428	7,377,764	7,466,707	7,442,598
Other assets	589,938	651,800	726,929	798,014	873,408
Total assets	$ 5,694,396	$ 8,098,900	$ 8,873,451	$ 8,781,510	$ 9,281,341
Current liabilities	$ 2,623,879	$ 2,376,466	$ 2,572,100	$ 3,456,306	$ 3,198,960
Long-term debt, less current portion	5,904,586	5,904,586	5,904,586	5,164,077	5,618,279
Obligation under capital leases, less current portion	860,011	910,873	961,104	1,006,142	1,046,525
Advances from affiliates	-	-	-	81,587	-
Stockholders' equity (deficit)	(3,694,080)	(1,093,025)	(564,339)	(926,602)	(582,423)
Total liabilities and stockholders' equity (deficit)	$ 5,694,396	$ 8,098,900	$ 8,873,451	$ 8,781,510	$ 9,281,341

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

For the year ended January 27, 2002, sales were $18,696,306 as compared to $20,808,604 and $18,355,305 for fiscal 2001 and 2000, respectively. Cost of sales, as a percentage of total sales, was 37.0%, 34.6%, and 34.7% for fiscal 2002, 2001 and 2000, respectively. The increase in cost of sales from fiscal 2001 to fiscal 2002, as a percentage of sales, was the result of higher costs in meat and poultry, dairy and groceries.

Operating expenses include all direct and indirect labor costs incurred at the store level and all other store level operating costs, the major component of which are operating supplies, rent, repairs and maintenance, advertising, utilities and other occupancy costs. Operating expenses, as a percentage of total sales, were 54.3%, 52.8% and 49.9% for fiscal 2002, 2001 and 2000, respectively. The increase in operating expense from fiscal 2001 to fiscal 2002, as a percentage of total sales, is the result of higher labor costs combined with decreased sales.

General and administrative expenses include area management personnel and recruiting and training expenses relating to the development of management personnel for future restaurants as well as home office costs for administration, accounting, support personnel, rent and other costs of maintaining a central office. General and administrative expenses, as a percentage of total sales, were 5.6%, 6.0% and 7.6% for fiscal 2002, 2001 and 2000, respectively. The decrease in general and administrative expenses from fiscal 2001 to fiscal 2002, as a percentage of sales, can be attributed to a reduction in recruiting and training costs and an increase in overall efficiency in operations by the Company.

Interest expense for fiscal 2002, 2001 and 2000 was $516,484, $665,080 and $642,724, respectively. Interest expense is directly related to the amount of borrowings and the interest rate.

The Company incurred noncash expenses of $97,840 in fiscal 2002, 2001 and 2000, respectively related to the issuance of stock options pursuant to debt guarantees as disclosed in note 3 to the financial statements.

A significant part of the Company's loss for the current year ended January 27, 2002 can be attributed to the Company's closure of its Wichita Falls, Texas restaurant and its decision to close its Springfield, Missouri restaurant on March 3, 2002. The Company incurred a non-cash write-off of approximately $564,600 relating to the closure or anticipated closure of these restaurants. In addition, the Company was required to classify certain assets of its Salina, Kansas, Muskogee, Oklahoma and Springfield, Missouri restaurants as impaired, resulting in a non-cash write-off of $1,144,654.

As of January 28, 2002, the Company has federal net operating loss carryforwards for income tax purposes of approximately $7,631,000 which, if not used, will expire, $1,193,000 in fiscal 2003, $434,000 in fiscal 2004, $134,000 in fiscal 2005, $6,000 in fiscal 2006, $180,000 in fiscal 2008, $45,000 in fiscal 2009, $114,000 in fiscal 2011, $1,524,000 in fiscal 2012, $1,706,000 in fiscal

2013, $567,000 in fiscal 2019, $233,000 in fiscal 2020 and $88,000 in fiscal year 2021, and $1,407,000 in fiscal year 2022.

The Company's loss for the current year ended January 27, 2002, can in part be attributed to higher costs of food in combination with lower sales and the write-off of assets associated with closed or impaired restaurants.

Liquidity and Capital Resources

The Company's primary sources of funds to finance its business have been its cash flow from operations and, principally during the past three years, proceeds from long-term debt. On January 27, 2002 and January 28, 2001, the Company had an excess of current liabilities over current assets of $2,014,637 and $1,675,794, respectively. Cash flow from operations was $205,123, $818,763 and $762,797 for fiscal 2002, 2001 and 2000, respectively. Management anticipates higher cash flow from restaurant operations in fiscal 2003 and that such higher operating cash flow will enable the Company to meet its financial obligations in fiscal 2003 as they come due.

Management anticipates cash flow from operations for the full fiscal year of 2003 will enable the Company to meet its financial obligations as they come due. However, it is reasonably possible that there may be periods during the year when cash flow is insufficient and additional debt or equity investment may be necessary. There is no assurance that such additional debt or equity will be available to the Company.

On September 28, 2001, two majority stockholders of the Company contributed an aggregate amount of $200,000 to the Company. This contribution was recorded as additional paid-in capital on the Company's balance sheet and no additional shares of stock were issued. There is no assurance that additional contributions will be made by these individuals in the future.

Management evaluates store performance and cash flows weekly. On a long-term basis, if cash flows from operations are not sufficient to meet working capital needs, management will consider menu modifications and price adjustments to increase margins. Management will also take actions to reduce store-level operating costs where possible. Additionally, management would consider closing underperforming locations where it believes the long term prospect of obtaining positive cash flow would not be possible.

Substantially all of the Company's revenues are derived from cash sales. The Company does not maintain significant receivables and inventories; therefore, working capital requirements for receivables and inventories are not significant. During fiscal year 2002, the Company's obligations to its trade creditors increased by $143,167 to $1,202,836. This increase provided significant cash flow to operating activities, and it is not expected to recur in the future. Instead, supplier relations are expected to dictate a reduction in accounts payable, reducing cash flow accordingly. The expected reduction in accounts payable is planned to occur through cash flow generated by operations; there is no assurance that such cash flow will occur.

Additions to property and equipment and the acquisition of restaurants have historically represented the single largest use of funds by the Company. The expenditures are primarily made for the purchase and development of new restaurants. Capital expenditures were $291,686 for the year ended January 27, 2002, compared to $522,550 for the year ended January 28, 2001. Capital expenditures during fiscal 2002 were primarily for replacement equipment for moving the west Wichita restaurant to a new location. The Company expects to minimize its capital expenditures for fiscal 2003.

The Company has renewed its long-term bank debt that provides for interest only payments through April 15, 2003. The Company intends to use its cash flow from operations in 2003 to pay in full a promissory note payable entered into for purchase of equipment for its relocation restaurant in Wichita, Kansas, in the amount of $83,333, and to make a partial reduction in its $163,799 note payable to a bank (see note 4 to the financial statements). The Company expects to renew the balance of the note payable to the bank. There is no assurance that this renewal will occur.

This report contains certain forward-looking statements, including those relating to expected future cash flow from operations. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, actual results could differ materially from such forward-looking statements. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company that objectives and plans of the Company will be achieved.

Pronouncements Issued Not Yet Adopted. In July 2001, the Financial Accounting Standards Board issued Statement 142, "Goodwill and Other Intangible Assets," which will potentially impact the Company's accounting for its reported goodwill and other intangible assets. Statement 142: (a) eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life, and (b) requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of this Statement, the Company will be required to re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001.

The Company has not yet completed its full assessment of the effects of these new pronouncements on its financial statements and so is uncertain as to the impact. As of January 27, 2002, the Company has $540,637 recorded for goodwill that could potentially be affected by this statement. The Company is required to implement this standard with its fiscal year beginning on January 28, 2002 and is required to have its initial impairment test for goodwill completed by July 2002.

In August 2001, the Financial Accounting Standards Board issued Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets to be Disposed Of." This statement is effective for the Company with its fiscal year beginning January 28, 2002 and supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be

Disposed Of." The Company estimates that Statement 144 will not have a material impact on its process for reviewing and recognizing impairments on its long-lived assets.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements that the Company is required to file under Item 8 of this Form 10-K are presented on pages F-1 through F-25 of this Report.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information relating to this Item is included in the Company's Annual Proxy Statement for the 2002 Annual Meeting of Stockholders under the section entitled "Election of Directors" and under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" and these portions of such Proxy Statement are herein incorporated by reference.

Item 11. EXECUTIVE COMPENSATION

The information relating to this Item is included in the Company's Annual Proxy Statement for the 2002 Annual Meeting of Stockholders under the section entitled "Executive Compensation" and "Directors' Fees" and these portions of such Proxy Statement are herein incorporated by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information relating to this Item is included in the Company's Annual Proxy Statement for the 2002 Annual Meeting of Stockholders under the section entitled "Principal Holders of Securities" and that portion of such Proxy Statement is herein incorporated by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information relating to this Item is included in the Company's Annual Proxy Statement for the 2002 Annual Meeting of Stockholders under the section entitled "Certain Relationships and Related Transactions" and that portion of such Proxy Statement is herein incorporated by reference.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

A) Documents Filed as a Part of this Report.

i) Financial Statements

See "Index to Financial Statements" on Page F-1 of this Report

ii) Financial Statement Schedules

Not Applicable

iii) Exhibits

See Item 14(c), "Exhibits" below.

B) Reports on Form 8-K.

No reports on Form 8-K were filed by the Company during the quarter ended January 27, 2002.

C) Exhibits.

3.1 Restated Articles of Incorporation of Grandy's of El Paso, Inc. and Change of Corporate Name to Maverick Restaurant Corporation and Certificate of Correction to Restated Articles of Incorporation of Grandy's of El Paso, Inc. changing the Corporate Name to Maverick Restaurant Corporation as filed with the Secretary of State of the State of Kansas on July 28, 1983 and August 18, 1983, respectively (filed as Exhibit 3.1 to Registration No. 2-86266-FW and such exhibit is hereby incorporated by reference).

3.2 Certificate of Amendment to Articles of Incorporation as filed with the Secretary of State of the State of Kansas on May 22, 1984 (filed as Exhibit 3.2 to the Company's Form 10-K for the fiscal year ended January 31, 1985, and such exhibit is hereby incorporated by reference).

3.3 Certificate of Amendment to Articles of Incorporation as filed with the Secretary of State of the State of Kansas on May 27, 1997 changing the corporate name to Amarillo Mesquite Grill, Inc. (filed as Exhibit 3.3 to the

Company's Form 10-K for the fiscal year ended January 25, 1998, and such exhibit is hereby incorporated by reference).

3.4	Bylaws of the Company (filed as Exhibit 3.2 to Registration No. 2-86266-FW and such exhibit is hereby incorporated by reference).
10.1	1994 Incentive Stock Option Plan (filed as Exhibit 10.9 to the Company's Form 10-K for the fiscal year ended January 31, 1995 and such exhibit is hereby incorporated by reference).*
10.2	1997 Incentive Stock Option Plan (filed as Exhibit A to the Company's Proxy Statement dated April 23, 1997 and such exhibit is hereby incorporated by reference).*
10.3	Promissory Note with Intrust Bank dated April 15, 2001 (filed as Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended October 28, 2001 and such exhibit is hereby incorporated by reference).
23	Consent of Allen, Gibbs & Houlik, L.C. (filed herewith).

---

*Management's Compensation Plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARILLO MESQUITE GRILL, INC.

By: /s/ Chris F. Hotze
Chris F. Hotze, President

Date: April 27, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Chris F. Hotze Chris F. Hotze	President, Chairman of the Board and Director (Principal Executive Officer and Principal Financial and Accounting Officer)	April 27, 2002
/s/ Alan L. Bundy Alan L. Bundy	Executive Vice President and Director	April 27, 2002
/s/ C. Howard Wilkins, Jr. C. Howard Wilkins, Jr.	Director	April 27, 2002

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TABLE OF CONTENTS

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Amarillo Mesquite Grill, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Amarillo Mesquite Grill, Inc. and Subsidiary as of January 27, 2002 and January 28, 2001 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended January 27, 2002, January 28, 2001, and January 30, 2000. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amarillo Mesquite Grill, Inc. and Subsidiary as of January 27, 2002 and January 28, 2001, and the results of their operations and their cash flows for the years ended January 27, 2002, January 28, 2001, and January 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

March 21, 2002, except for Note 4, as to
which the date is April 12, 2002

AMARILLO MESQUITE GRILL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

January 27, 2002 and January 28, 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 259,050	$ 348,182
Accounts receivable	20,381	17,248
Note receivable	13,047	--
Advances to affiliates	13,364	35,868
Inventories	150,867	168,953
Prepaid expenses and other current assets	152,533	130,421
Total current assets	609,242	700,672
PROPERTY AND EQUIPMENT		
Buildings	682,829	1,122,019
Leasehold improvements	2,193,445	2,758,064
Equipment and fixtures	4,030,661	5,346,363
Transportation equipment	18,999	18,999
Property under capital leases	848,822	1,234,626
	7,774,756	10,480,071
Less accumulated depreciation and amortization	3,279,540	3,733,643
Total property and equipment	4,495,216	6,746,428
OTHER ASSETS		
Cost in excess of net tangible assets of purchased businesses, net of accumulated amortization of $406,644 and $333,824	540,367	613,187
Deposits and other	35,123	38,613
Note receivable	14,448	--
Total other assets	589,938	651,800
Total assets	$ 5,694,396	$ 8,098,900

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2002	2001
CURRENT LIABILITIES		
Notes payable	$ 241,299	$ 220,284
Current portion of obligations under capital leases	56,024	50,231
Accounts payable	1,202,836	1,059,669
Accrued payroll	180,076	213,338
Accrual for gift certificates	402,754	339,815
Other accrued liabilities	449,003	457,279
Accrual for restaurant closings	91,887	35,850
Total current liabilities	2,623,879	2,376,466
LONG-TERM LIABILITIES		
Short-term debt, subsequently refinanced	5,904,586	5,904,586
Obligations under capital leases, less current portion	860,011	910,873
Total liabilities	9,388,476	9,191,925
COMMITMENTS		
STOCKHOLDERS' DEFICIT		
Preferred stock, $.01 par value; authorized 10,000,000 shares; none issued	--	--
Common stock, $.01 par value; authorized 20,000,000 shares; issued 8,301,137 shares at January 27, 2002 and January 28, 2001	83,011	83,011
Additional paid-in capital	7,954,302	7,643,462
Accumulated deficit	(11,461,393)	(8,549,498)
Treasury stock, 60,000 shares of common stock, at cost	(270,000)	(270,000)
Total stockholders' deficit	(3,694,080)	(1,093,025)
Total liabilities and stockholders' deficit	$ 5,694,396	$ 8,098,900

The accompanying notes are an integral part of these financial statements.

AMARILLO MESQUITE GRILL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended January 27, 2002, January 28, 2001, and January 30, 2000

	2002	2001	2000
Net sales	$ 18,696,306	$ 20,808,604	$ 18,355,305
Costs and expenses:			
Cost of sales	6,918,010	7,189,569	6,374,037
Restaurant operating expenses	10,159,114	10,988,848	9,163,419
General and administrative	1,047,093	1,238,500	1,389,528
Depreciation and amortization	944,403	1,020,398	934,614
Asset impairment	1,144,654	--	--
Provision for restaurant closings	564,600	247,895	--
Total costs and expenses	20,777,874	20,685,210	17,861,598
Operating (loss) income	(2,081,568)	123,394	493,707
Other income (expense):			
Interest expense	(516,484)	(665,080)	(642,724)
Litigation expense	--	--	(122,240)
Non-cash expense from issuance of stock options to related parties pursuant to debt guarantees	(97,840)	(97,840)	(97,840)
Loss on disposal of property and equipment	(216,003)	--	--
Total other expense	(830,327)	(762,920)	(862,804)
Loss before income taxes	(2,911,895)	(639,526)	(369,097)
Income taxes	--	--	--
Net loss	$ (2,911,895)	$ (639,526)	$ (369,097)
Net loss per common share – basic and diluted	$ (.35)	$ (.08)	$ (.05)
Average shares outstanding – basic and diluted	8,241,137	8,241,137	7,908,111

The accompanying notes are an integral part of these financial statements.

AMARILLO MESQUITE GRILL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended January 27, 2002, January 28, 2001, and January 30, 2000

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
Balance, January 31, 1999	$ 77,059	$ 6,807,214	$ (7,540,875)	$ (270,000)	$ (926,602)
Contributed capital	--	9,000	--	--	9,000
Non-cash expense from issuance of stock options to related parties pursuant to debt guarantees	--	97,840	--	--	97,840
Issuance of 78,000 shares of common stock pursuant to stock option plans	780	23,740	--	--	24,520
Issuance of 517,242 shares of common stock to related parties	5,172	594,828	--	--	600,000
Net loss	--	--	(369,097)	--	(369,097)
Balance, January 30, 2000	83,011	7,532,622	(7,909,972)	(270,000)	(564,339)
Contributed capital	--	13,000	--	--	13,000
Non-cash expense from issuance of stock options to related parties pursuant to debt guarantees	--	97,840	--	--	97,840
Net loss	--	--	(639,526)	--	(639,526)
Balance, January 28, 2001	83,011	7,643,462	(8,549,498)	(270,000)	(1,093,025)
Contributed capital	--	213,000	--	--	213,000
Non-cash expense from issuance of stock options to related parties pursuant to debt guarantees	--	97,840	--	--	97,840
Net loss	--	--	(2,911,895)	--	(2,911,895)
Balance, January 27, 2002	$ 83,011	$ 7,954,302	$ (11,461,393)	$ (270,000)	$ (3,694,080)

The accompanying notes are an integral part of these financial statements.

AMARILLO MESQUITE GRILL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended January 27, 2002, January 28, 2001, and January 30, 2000

	2002	2001	2000
Cash flows from operating activities:			
Net loss	$ (2,911,895)	$ (639,526)	$ (369,097)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	944,403	1,020,398	934,614
Loss on disposal of fixed assets	216,003	--	--
Provision for restaurant closings	564,600	247,895	--
Asset impairment	1,144,654	--	--
Non-cash compensation expense	13,000	13,000	9,000
Non-cash expense from issuance of stock options to related parties pursuant to debt guarantees	97,840	97,840	97,840
Increase (decrease) in cash, net of effects of acquisitions and dispositions:			
Accounts receivable	(3,133)	3,889	(4,225)
Advances to affiliate	22,504	9,787	(45,655)
Notes receivable	2,505	--	--
Inventories	18,086	74	(28,613)
Prepaid expenses	(22,112)	(5,192)	19,721
Accounts payable	143,167	30,422	107,416
Accrued expenses	21,401	43,604	43,531
Accrual for restaurant closings	(49,390)	--	--
Other	3,490	(3,428)	(1,735)
Net cash provided by operating activities	205,123	818,763	762,797
Cash flows from investing activities:			
Additions to property and equipment	(291,686)	(522,550)	(772,851)
Proceeds from sale of fixed assets	8,650	--	--
Net cash used in investing activities	(283,036)	(522,550)	(772,851)
Cash flows from financing activities:			
Issuance of common stock to related parties	--	--	600,000
Issuance of common stock pursuant to stock option plan	--	--	24,520
Additional paid-in capital from related parties	200,000	--	--
Repayment of note payable and note payable, related party	--	(274,628)	(55,088)
Repayment of affiliate	--	--	(81,587)
Repayment of long-term debt and capital lease obligations	(211,219)	(81,113)	(284,594)
Net cash (used in) provided by financing activities	(11,219)	(355,741)	203,251
(Decrease) increase in cash	(89,132)	(59,528)	193,197
Cash at beginning of year	348,182	407,710	214,513
Cash at end of year	$ 259,050	$ 348,182	$ 407,710
Non-cash activity			
Sale of assets in exchange of a note receivable	$ 30,000	$ --	$ --
Debt incurred for acquisition of fixed assets	$ 187,165	$ --	$ --
Cash paid during the year for:			
Interest	$ 516,484	$ 665,080	$ 666,776
Income taxes	--	--	--

The accompanying notes are an integral part of these financial statements.

1. OPERATIONS

Amarillo Mesquite Grill, Inc. and Subsidiary (Company) own and operate 13 Amarillo Grill restaurants in Kansas, Oklahoma, Missouri, and Arkansas. Amarillo Grill is a casual, full-service restaurant specializing in mesquite-grilled steaks. During fiscal 2001, the Company formed a wholly-owned subsidiary, Amarillo Mesquite Grill of Texas, Inc., which operated the restaurant located in Wichita Falls, Texas. This location was closed during fiscal year 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year – The Company's fiscal year is the 52- or 53-week period ending on the last Sunday in January.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

Cash – The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Inventories – Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment – Property and equipment is recorded at cost. Depreciation is computed by the straight-line method based on the estimated useful life of the asset. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining lease term. Maintenance and repairs are charged to expense as incurred; renewals and betterments are capitalized. Estimated useful lives are as follows:

Buildings	98 months – 20 years
Leasehold improvements	3 – 20 years
Equipment and fixtures	5 – 10 years
Autos	3 years
Property under capital leases	20 years

The Company owns three buildings, all of which are leased to third parties. One building is the Springfield restaurant location, which is subject to a land lease, beginning in 1997, for 15 years, with four five-year renewal options. See also Note 5.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Long-lived Assets – Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. A two-year history of restaurant operating losses is used as a primary indicator of potential impairment. Recoverability of assets to be held and used is measured on a restaurant-by-restaurant basis through comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. See also Note 8.

Intangible Assets – Cost in excess of net tangible assets of purchased businesses is amortized on a straight-line basis over the remaining lives of the building leases. The Company periodically assesses the recoverability of intangible assets on a restaurant-by-restaurant basis by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows. No intangible assets were considered impaired at January 27, 2002. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows associated with the intangible assets are not achieved.

Pre-Opening Costs – Pre-opening costs are charged to operations as incurred.

Advertising – The Company expenses advertising costs as incurred. Advertising expense was $428,987, $186,297, and $293,987 during fiscal years 2002, 2001, and 2000, respectively.

Income Taxes – Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Earnings Per Share – Earnings per common share has been computed on the basis of the weighted-average number of common shares outstanding during each period presented. The Company is also required to present diluted earnings per share, which assumes the conversion, exercise, or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations.

Options to purchase common stock were not included in the computation of diluted earnings (loss) per common share because the Company had a net loss available to common stockholders and the inclusion of such options would be antidilutive. As of January 27, 2002, there were 1,288,100 options outstanding at a weighted average exercise price of $1.87 that may be dilutive in the future. As of January 28, 2001, there were 1,325,475 options outstanding at a weighted average exercise price of $1.93. As of January 30, 2000, there were 1,277,937 options outstanding at a weighted average exercise price of $2.04.

Stock Awards – The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.* As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. In addition, SFAS No. 123, *Accounting for Stock-Based Compensation*, requires that pro forma net income and pro forma income per share disclosures for employee stock option grants made in fiscal years that begin after December 15, 1994 be provided as if the fair-value-based cost measurement method defined in SFAS No. 123 had been applied.

The Company accounts for its stock options issued to persons other than employees in accordance with the provisions of SFAS No. 123. As such, expense is determined on the date of grant and is charged to operations over the period the services are provided, based on the fair-value-based cost measurement method defined in SFAS No. 123 (see Note 6).

Reclassifications – Certain amounts on the January 28, 2001 financial statements have been reclassified, with no effect on net income or earnings per common share, to be consistent with the classifications adopted for the year ended January 27, 2002.

(Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pronouncements Issued Not Yet Adopted – In July 2001, the Financial Accounting Standards Board issued Statement 142, "Goodwill and Other Intangible Assets," which will potentially impact the Company's accounting for its reported goodwill and other intangible assets. Statement 142: (a) eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life and (b) requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of this Statement, the Company will be required to re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001.

The Company has not yet completed its full assessment of the effects of these new pronouncements on its financial statements and so is uncertain as to the impact. As of January 27, 2002, the Company had $540,637 recorded for goodwill that could potentially be affected by this statement. The Company is required to implement this standard with its fiscal year beginning on January 28, 2002 and is required to have its initial impairment test for goodwill completed by July 2002.

In August 2001, the Financial Accounting Standards Board issued Statement 144, "Accounting for the Impairment or Disposal of Long-Lived Assets to be Disposed Of." This statement is effective for the Company with its fiscal year beginning January 28, 2002 and supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company estimates that Statement 144 will not have a material impact on its process for reviewing and recognizing impairments on its long-lived assets.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and certain administrative employees with affiliated companies owned in part by certain stockholders of the Company. Rent expense, utilities, and other office expenses are allocated between the companies based on estimated usage.

Advances to/from Affiliates – At January 27, 2002, the Company had a receivable from Red Apple Corporation of $10,973 and a receivable from Maverick Development Corp. of $2,391. The Company had a receivable from Red Apple Corporation for $29,418 and a receivable from Maverick Development Corp. of $6,450 at January 28, 2001. The notes have an implied interest rate of 8%.

(Continued)

3. RELATED PARTY TRANSACTIONS (CONTINUED)

Contributed Capital - During the third quarter of fiscal 2002, two major stockholders invested $200,000 in the Company, which was recorded as additional paid-in capital.

Stockholders' Equity – The Company's president is also employed by another corporation owned by a major stockholder of the Company, and his salary is paid by that corporation. He received no compensation from the Company during 2002, 2001, or 2000. The Company determined that the president performed services valued at $13,000 in 2002 and 2001 and $9,000 in 2000, and accordingly, such amounts have been recorded as compensation expense with a corresponding credit to additional paid-in-capital in the accompanying financial statements.

On June 17, 1996, the Company entered into Stock Option Agreements with a director of the Company and a principal stockholder of the Company, whereby it agreed to grant stock options as consideration for the guarantee of a note payable to bank by such individuals for the benefit of the Company. These two individuals were each granted options to purchase 250,000 shares of the Company's common stock. The exercise price of the options granted pursuant to this agreement is $2.19 per share, and all options granted are exercisable immediately and expire seven years from the date of grant. Total non-cash debt guarantee expense aggregating $684,875 is based on the fair value of the stock options granted pursuant to the Stock Option Agreements, which is being recognized as expense over the period of time the related debt is outstanding. The amount of non-cash expense recorded was $97,840 for each of the three years ended January 27, 2002.

The per share weighted average fair value of stock options granted under the Stock Option Agreements during fiscal 1997 was $1.37 on the date of grant using the Black Scholes option-pricing model and the following weighted average assumptions: expected dividend yield 0%, expected volatility of 145.0%, risk-free interest rate of 6.72% and an expected life of five years.

At January 27, 2002, the weighted average remaining contractual life of the 500,000 outstanding options under the Stock Option Agreements was 1.375 years.

(Continued)

4. FINANCING ARRANGEMENTS

Notes Payable – As of January 27, 2002, the Company has a 7.0% note payable to a bank in the amount of $163,799, which is due June 18, 2002, and another note payable to an unrelated third party in the amount of $83,333 due in June 2002. This note did not have a stated interest rate. The present value of the total future payments on the note was determined using an imputed interest rate of 11%. This resulted in a discount, which totaled $5,833 at January 27, 2002.

Long-term Debt – As of January 27, 2002 and January 28, 2001, long-term debt consisted of the following:

	2002	2001
Note payable to bank, with interest only due monthly at the Wall Street Journal prime rate less ½% (4.25% at January 27, 2002) with principal due April 2002.	$ 5,904,586	$ 5,904,586
Less current portion	--	--
Long-term debt, less current portion	$ 5,904,586	$ 5,904,586

In October 1999, the Company negotiated with its bank to consolidate four of its notes payable into one new note. Interest-only payments are to be made on this note through April 2002. In April 2002, the terms of this note were extended, with final maturity due in April 2003.

Maturities of long-term debt are as follows:

2004	$ 5,904,586

The note is secured by substantially all the Company's assets, and the loan agreement has been personally guaranteed by certain stockholders, officers, and directors of the Company. The stockholders' guarantees are limited to $5,585,000 of debt.

(Continued)

5. LEASE AGREEMENTS

The Company leases all of its restaurant facilities except the Springfield location under agreements with initial lease terms of 10 to 20 years generally with a provision for one or two renewal options of five years each. The Springfield location, which was closed in March 2002, is owned but subject to a land lease. These agreements provide for minimum annual rentals and, in certain instances, contingent rentals based on sales performance. The Company is obligated to pay real estate taxes, insurance, and maintenance.

The Company has also entered into a lease agreement for its corporate offices. The lease agreement has a term of five years with a provision for two renewal options of three years each. The lease agreement provides for minimum annual rentals and additional rentals based on operating costs incurred by the lessor. The Company is obligated to pay real estate taxes, insurance, and maintenance.

Future minimum lease payments required for the years subsequent to January 27, 2002, under operating leases, including amounts accrued for restaurant closings, are as follows:

2003	$ 1,023,581
2004	975,766
2005	828,997
2006	644,402
2007	512,779
Thereafter	4,007,877
	$ 7,993,402

Annual rent expense under operating leases was $979,751, $1,013,712, and $906,208 for the fiscal years ended January 27, 2002, January 28, 2001, and January 30, 2000, respectively. This included percentage rental payments in the amount of $4,254, $7,010, and $5,709 for the fiscal years ended January 27, 2002, January 28, 2001, and January 30, 2000, respectively.

5. LEASE AGREEMENTS (CONTINUED)

Property and accumulated depreciation accounts at January 27, 2002 include $848,822 and $451,883, respectively, for leases that have been capitalized. Generally, the building portions of such leases are capitalized whereas the land portion of such leases are considered operating leases. The future minimum lease payment obligations under capital leases for the years subsequent to January 27, 2002 are as follows:

2003	$ 151,102
2004	151,102
2005	151,102
2006	151,102
2007	121,402
Thereafter	909,213
	1,635,023
Less amount representing interest	718,988
Total obligations under capital leases	916,035
Less current portion	56,024
Obligations under capital leases, less current portion	$ 860,011

The Company, as lessor, subleased three properties to outside third parties in fiscal 2002. Subsequent to fiscal 2002, the Company subleased one additional property to an unrelated third party. Property and accumulated depreciation accounts at January 27, 2002 include $1,326,910 and $426,477, respectively, related to these properties.

Future minimum lease payments to be received subsequent to January 27, 2002 are as follows:

2003	$ 238,333
2004	274,000
2005	216,500
2006	86,500
2007	50,000
Thereafter	16,667
	$ 882,000

6. STOCKHOLDERS' EQUITY

In March 1984, the Company adopted an Employee Incentive Stock Option Plan (1984 Plan) for a 10-year term to grant options for the purchase of up to 475,000 shares of common stock. The 1984 Plan provides the Company may grant options to certain employees at the fair market value of the stock at the grant date. One-half of the option is exercisable 6 months after the grant date and one-half is exercisable 18 months after the grant date. Following is a summary of the activity in the 1984 Plan for the three years ended January 27, 2002:

	Number of Shares	Per Share Exercise Price	
		Range	Weighted Average
Balance, January 31, 1999	77,000	$ .29	$ .29
Exercised	(77,000)	.29	.29
Balance, January 30, 2000	--	$ --	$ --
Exercised	--	--	--
Balance, January 28, 2001	--	$ --	$ --
Exercised	--	--	--
Balance, January 27, 2002	--	$ --	$ --
Exercisable at January 30, 2000	--	$ --	$ --
Exercisable at January 28, 2001	--	$ --	$ --
Exercisable at January 27, 2002	--	$ --	$ --

At January 27, 2002, there were no additional shares available for grant under the 1984 Plan.

6. STOCKHOLDERS' EQUITY (CONTINUED)

On July 25, 1994, the Company adopted an Employee Incentive Stock Option Plan (1994 Plan) for a 10-year term to grant options for the purchase of up to 600,000 shares of common stock. The 1994 Plan provides the Company may grant options to certain employees at the fair market value at the grant date. The vesting period is at the sole discretion of the Board of Directors. Generally, 10% of the option can be exercised after one year, an additional 15% after the second year, and 25% in each of the next three years. Following is a summary of the activity in the 1994 Plan for the three years ended January 27, 2002:

	Number of Shares	Per Share Exercise Price: Range	Per Share Exercise Price: Weighted Average
Balance, January 31, 1999	480,703	$ 1.81 – 4.25	$ 2.70
Granted	210,950	.90 – 2.09	1.52
Canceled	(121,466)	1.50 – 4.06	2.84
Exercised	(1,000)	2.19	2.19
Balance, January 30, 2000	569,187	$ .90 – 2.19	$ 1.96
Granted	--	--	--
Canceled	(65,462)	.90 – 2.19	1.72
Balance, January 28, 2001	503,725	$ 1.50 – 2.19	$ 1.99
Granted	71,750	.35	.35
Canceled	(62,275)	.35 – 2.19	1.32
Balance, January 27, 2002	513,200	$ .35 – 2.19	$ 1.85
Exercisable at January 30, 2000	318,712	$ 2.19	$ 2.19
Exercisable at January 28, 2001	392,637	$ 1.50 – 2.19	$ 2.08
Exercisable at January 27, 2002	426,200	$ 1.50 – 2.19	$ 2.04

At January 27, 2002, there were 43,363 additional shares available for grant under the 1994 Plan, and the weighted average remaining contractual life of outstanding options was 5.8 years.

(Continued)

6. STOCKHOLDERS' EQUITY (CONTINUED)

On January 1, 1997, the Company adopted an Employee Incentive Stock Option Plan (1997 Plan) for a 10-year term to grant options for the purchase of up to 700,000 shares of stock. The 1997 Plan provides the Company may grant options to certain employees at the fair market value at the grant date. The vesting period is at the sole discretion of the Board of Directors. Generally, 10% of the option can be exercised after one year, an additional 15% after the second year, and 25% in each of the next three years. Following is a summary of the activity in the 1997 Plan for the three years ended January 27, 2002:

	Number of Shares	Per Share Exercise Price	
		Range	Weighted Average
Balance, January 31, 1999	231,750	$ 2.63 – 4.13	$ 3.43
Granted	60,000	.97 – 1.34	1.22
Canceled	(83,000)	2.63 – 4.13	3.43
Balance, January 30, 2000	208,750	$ .97 – 2.19	$ 1.91
Granted	161,500	.66 – 1.31	.90
Canceled	(48,500)	.66 – 2.19	1.76
Balance, January 28, 2001	321,750	$ .66 – 2.19	$ 1.43
Granted	85,000	.24 – 1.00	.61
Canceled	(131,850)	.38 – 2.19	1.06
Balance, January 27, 2002	274,900	$ .24 – 2.19	$ 1.35
Exercisable at January 30, 2000	66,500	$ 2.19	$ 2.19
Exercisable at January 28, 2001	80,500	$ .97 – 2.19	$ 2.13
Exercisable at January 27, 2002	114,700	$ .82 – 2.19	$ 1.83

At January 27, 2002, there were 424,600 additional shares available for grant under the 1997 Plan, and the weighted average remaining contractual life of outstanding options was 7.5 years.

(Continued)

6. STOCKHOLDERS' EQUITY (CONTINUED)

The per share weighted average fair value of stock options granted under the 1994 and 1997 Plans during fiscal 2002, 2001, and 2000 was $.34, $.72, and $1.23, respectively, on the date of grant using the Black Scholes option-pricing model using the following weighted average assumptions:

	2002	2001	2000
Expected dividend yield	0%	0%	0%
Volatility factor	83.07%	107.28%	120.82%
Risk free interest rate	4.66%	6.39%	5.85%
Expected life	5 years	5 years	5 years

In December 1999, the Company adopted a resolution to reprice all stock options granted to employees under the 1994 or 1997 Plans. The exercise price of all options granted that exceeded $2.19 per share was repriced to $2.19 per share. The pro forma income per share disclosures below were modified in accordance with SFAS No. 123.

The Company applies APB Opinion No. 25 in accounting for its stock options issued to employees, and accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost for the 1994 Plan and 1997 Plan based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's fiscal 2002, 2001, and 2000 pro forma net loss and pro forma net loss per common share would have been adjusted to the pro forma amounts indicated below:

		2002	2001	2000
Net loss:	As reported	$ (2,911,895)	$ (639,526)	$ (369,097)
	Pro forma for SFAS No. 123	(3,044,839)	(804,671)	(512,873)
Loss per share:	As reported	$(.35)	$ (.08)	$ (.05)
	Pro forma for SFAS No. 123	(.37)	(.10)	(.06)

The above pro forma disclosure reflects only options granted during fiscal years 2002, 2001, and 2000. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to February 1, 1999 is not considered.

(Continued)

7. INCOME TAXES

As of January 27, 2002, the Company has net operating loss carryforwards for federal and state income tax purposes. These result in net operating loss carryforwards that, if not used, expire as follows:

Fiscal Year	Operating Loss Carryforwards					
Ending	Federal	Kansas	Oklahoma	Missouri	Arkansas	Virginia
2003	$ 1,193,000	$ 11,000	$ 401,000	$ 139,000	$ 151,000	$ 84,000
2004	434,000	8,000	163,000	60,000	30,000	48,000
2005	134,000	--	52,000	--	14,000	18,000
2006	6,000	4,500	2,000	--	5,000	--
2007	--	470,000	--	--	80,000	--
2008	180,000	811,000	--	--	--	--
2009	45,000	330,000	60,000	--	--	--
2010	--	125,000	--	--	--	--
2011	114,000	47,000	51,000	--	--	--
2012	1,524,000	758,000	518,000	--	--	72,000
2013	1,706,000	--	598,000	103,000	--	13,000
2014	--	--	152,000	--	--	--
2015	--	--	75,000	--	--	--
2016	--	--	30,000	--	--	--
2017	--	--	--	--	--	--
2019	567,000	--	--	49,000	--	13,000
2020	233,000	--	--	19,000	--	2,000
2021	88,000	--	--	7,000	--	--
2022	1,407,000	--	421,000	110,000	--	4,000
	$ 7,631,000	$ 2,564,500	$ 2,523,000	$ 487,000	$ 280,000	$ 254,000

The Company also has approximately $447,000 of certain general business credit carryforwards that, if not used, will expire in years through 2022.

The total provision for income taxes varied from the federal statutory rate for the following reasons:

	2002	2001	2000
Computed "expected" tax benefit	(34.0)%	(34.0)%	(34.0)%
Increase in income taxes resulting from:			
Losses producing no financial statement tax benefit	34.0%	34.0%	34.0%
	--%	--%	--%

(Continued)

7. INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 27, 2002 and January 28, 2001 are presented below:

	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 2,965,000	$ 2,806,000
General business credits	538,000	379,000
Capital leases	197,000	87,700
Debt guarantee expense	209,000	172,000
Property and equipment	79,000	--
Other	55,000	16,900
Total gross deferred tax assets	4,043,000	3,461,600
Less valuation allowance	(4,043,000)	(3,289,500)
Net deferred tax assets	--	172,100
Deferred tax liabilities:		
Property and equipment	--	(172,100)
Net deferred tax assets	$ --	$ --

8. RESTAURANT CLOSINGS AND ASSET IMPAIRMENTS

Fiscal 2002 – The Company closed its Wichita Falls, Texas, store, moved its Wichita, Kansas - West store to a new location, and made the decision to close its Springfield, Missouri, store effective March 2002. The two stores that were closed had recurring operating losses. Subsequent to year-end, the Company entered into sublease agreements for both closed stores. Store closure costs have been recorded as of January 27, 2002 for accrued estimated future lease costs of $105,427. This includes contractual lease obligations management estimates it will incur during the time prior to the sublessee agreements taking effect, and an accrual for the difference between the Company's contractual lease obligations and what they estimate to be receiving as rental income. The provision for restaurant closings also includes $459,173 of impairment losses from leasehold improvements and other equipment. Management believes these assets would have no significant fair value or use outside the two closed restaurants and the one restaurant moved to a new location. The Company incurred operating losses on the two closed stores of $151,529 in fiscal 2002 and operating income of $101,216 in fiscal 2001.

(Continued)

8. RESTAURANT CLOSINGS AND ASSET IMPAIRMENTS (CONTINUED)

In connection with its decision to close the Springfield store, management reviewed the building for impairment. Management estimates the future cash flow will not be sufficient to recover the carrying value of the building. Therefore, the building was considered to be impaired and was written down to its estimated fair value. Fair value was estimated at $500,000, which is equivalent to the purchase price offered to the sublessee as dictated in the lease agreement.

Also during 2002, management identified two stores that had incurred their second consecutive year of operating losses. Management estimates the future cash flow will not be sufficient to recover the carrying value of the long-lived assets related to each store. Therefore, the assets were considered to be impaired and were written down to their estimated fair values. The fair value of leasehold improvements and costs capitalized under capital leases was estimated at $-0-. Management estimated the fair value of restaurant equipment at 20% of its cost. This is based on historical experience with sales of similar equipment. The total amount of the non-cash write-off for impairment of all locations was $1,144,654.

	Provision for Restaurant Closings	Asset Impairment
Store 1	$ 404,794	$ --
Store 2	47,771	--
Store 3	112,035	336,148
Store 4	--	273,163
Store 5	--	535,343
Total	$ 564,600	$ 1,144,654

A number of management's judgments are inherent in the estimates of fair value of the assets, including time needed to find sublessees, future performance of leases, and other future events. Accordingly, actual results will vary from such estimates, and the variances could be material.

(Continued)

8. RESTAURANT CLOSINGS AND ASSET IMPAIRMENTS (CONTINUED)

Fiscal 2001 - During the last quarter of fiscal 2001, management decided that the McAlester, Oklahoma store, which had generated operating losses for two years, would be closed during fiscal 2002. Management closed the store May 1, 2001, and certain costs related to the store closure were recorded as an "accrual for restaurant closings" in the accompanying consolidated balance sheet as of January 28, 2001. These closure costs included accrued lease costs of $35,850 to be incurred during the time management estimated it would need to find a sublessee for the facility after store closure, and a $212,045 impairment loss from leasehold improvements and other equipment management believed would have no fair value or use outside the restaurant. The Company incurred operating losses on this store of $68,194 and $46,017 in fiscal years 2001 and 2000, respectively.

Fiscal 2000 – During fiscal 2000, the Company converted its last Cotton Patch Café restaurant to an Amarillo Grill. The Company incurred an operating loss of $60,000 in 2000 on the Cotton Patch Café prior to its closure. These costs are included in the results from operations in the statement of operations.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has determined the fair value of its financial instruments in accordance with SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*. The carrying amounts of variable rate debt instruments approximate their fair value because the interest rates on these instruments change with market interest rates. For all other financial instruments, including cash, accounts receivable, accounts payable, and other accrued liabilities, the carrying amounts approximate fair value because of the short maturity of these instruments.

10. UNCERTAINTIES AND ESTIMATES RELATED TO LIQUIDITY

At January 27, 2002, the Company had current liabilities in excess of current assets of $2,014,637 and a stockholders' deficit of $3,694,080. The Company reported a net loss of $2,911,895 and cash provided by operating activities of $205,123 for fiscal 2002. Also, as indicated in the statements of cash flows, over $400,000 of fiscal 2002 liquidity requirements were met through: (1) increase of operating accounts payable and accruals and (2) non-reciprocal contributions of paid-in capital from two major stockholders. There is no assurance that either of those two sources of cash will be available in the future. Further, as indicated in the statement of cash flows, cash provided by operating activities suffered a material decline during fiscal 2002.

(Continued)

10. UNCERTAINTIES AND ESTIMATES RELATED TO LIQUIDITY (CONTINUED)

Based on its analysis of operations and expected economic conditions relevant to the Company's operations, and in connection with its annual budgeting process, management estimates the Amarillo Grill restaurants will generate sufficient cash flow from operations to enable the Company to meet its financial obligations in fiscal 2003 as they come due. However, management estimated an increased cash flow in 2002 that did not materialize due to economic and operating conditions encountered during 2002. Accordingly, due to uncertainties inherent in the process of estimating future results from operations, it is reasonably possible that cash flow from operations will not be sufficient to enable the Company to meet its financial obligations during 2003. The effects on the Company's future financial statements, in the event it is unable to meet its current financial obligations, have not been determined.

As explained in Note 4, the Company refinanced its note payable to bank, originally due in April 2002, to extend its term through April 2003. The Company's ability to refinance this note is dependent on obtaining certain stockholders' guarantees. There is no assurance the guarantors will continue their commitments on the debt beyond future maturity dates.

11. LITIGATION

The Company is a party to various litigation arising in the normal course of conducting business in the litigious U.S. business environment. Management does not expect any material amounts of future loss as a result of such litigation.

(Continued)

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Year Ended January 27, 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 5,025,645	$ 4,653,177	$ 4,634,634	$ 4,382,850
Operating income (loss)	120,085	(221,979)	(595,215)	(1,384,459)
Net loss	(58,048)	(379,020)	(865,685)	(1,609,142)
Net loss per share	(0.01)	(0.05)	(0.10)	(0.19)

	Year Ended January 28, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 5,629,353	$ 5,127,450	$ 5,260,497	$ 4,791,304
Operating income (loss)	288,808	109,230	80,570	(355,214)
Net income (loss)	104,842	(81,834)	(114,431)	(548,103)
Net income (loss) per share	0.01	(0.01)	(0.01)	(0.07)

Directors, Officers and General Information

Board of Directors

Chris F. Hotze
Chairman

Alan Bundy
Executive Vice President

C. Howard Wilkins, Jr.
Individual Investor

Amarillo Stock
Amarillo common stock is traded in the over-the-counter market as part of the OTC Bulletin Board under the symbol MESQ. As of January 27, 2002, there were 8,301,137 shares issued and 8,241,137 shares outstanding. There were approximately 420 stockholders of record, not including individuals holding shares in street name. The following table sets forth the high and low bid quotations. The closing bid price of the Company's common stock on January 27, 2002 was $.17. Trading began on October 4, 1983.

	Market Price Of Common Stock			
	2002		2001	
Quarter	High	Low	High	Low
First	$1.01	$.375	$.75	$.531
Second	.85	.21	1.62	.625
Third	.42	.25	.938	.5625
Fourth	.31	.17	.75	.156

Web Site
Visit our web site: www.mesq.com

Corporate Officers

Chris F. Hotze
President

Alan Bundy
Executive Vice President

Corporate Offices
P.O. Box 2817
Wichita, Kansas 67201
Telephone (316) 685-7286

Transfer Agent and Registrar
ChaseMellon Shareholder Services, Inc.
200 N. Broadway, Suite 1722
St. Louis, Missouri 63102

Independent Accountants
Allen, Gibbs & Houlik, L.C.
Wichita, Kansas

General Counsel
Jacqueline K. Levings
Wichita, Kansas

Annual Meeting
Shareholders are cordially invited to attend the annual meeting which will be held at the Amarillo Mesquite Grill, 3151 N. Rock Road, Wichita, Kansas on Friday, May 31, 2002 at 10:00 a.m. CDT.

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